Trinity Mirror plc

07027136

17th September 2007

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 25 2007
WASH., D.C.
182

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Claire Harrison

Encs.

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		11:51 14 Sep 07		

Full Announcement Text

The Company has today received notification from AXA Investment Managers UK Ltd, on behalf of AXA S.A. and its group of companies, that they have an interest in 49,908,062 Trinity Mirror plc Ordinary Shares, representing 17.02% of the issued share capital divided as 4,601,757 direct (1.57%) and 45,306,305 indirect (15.45%). Their previously notified holding was 49,818,460 shares (16.99%),

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